EXHIBIT 10T

COGNEX CORPORATION
SUMMARY OF DIRECTOR COMPENSATION

Cognex Corporation (the “Company”) pays each Director (other than Robert J. Shillman, Robert J. Willett, and Patrick A. Alias) an annual fee for his services on the Company’s Board of Directors and its committees, plus additional amounts for participation in on-site and telephonic meetings. Each Director receives cash compensation in the amount of $10,500, plus an additional $5,250 for each on-site meeting.  Each Director receives $525 for each telephonic meeting attended.

Each Director who serves on the Compensation/Stock Option Committee of the Company’s Board of Directors receives an annual fee of $2,100, plus $525 for each telephonic meeting attended on a day other than that of a Board meeting.  Each Director who serves on the Audit Committee of the Company’s Board of Directors receives an annual fee of $4,725, plus $1,575 for each on-site meeting attended on a day other than that of a Board meeting or $525 for each telephonic meeting attended.  The Chairman of the Audit Committee receives an additional fee of $4,200.  Each Director who serves on the Nominating Committee receives an annual fee of $525.

Neither Dr. Shillman, Mr. Willett, nor Mr. Alias receive additional cash compensation to serve on the Company’s Board of Directors.

Mr. Willett and Mr. Alias receive stock options as employees of the Company. Dr. Shillman is eligible to receive options as an employee of the Company, but he has refused to accept any since 2009 as he feels that he has been adequately rewarded in the past. He would prefer that any options that would be granted to him be available for granting to other employees. Directors are also eligible to receive stock options as part of the Company’s annual grant. All stock option grants are reviewed by the Compensation Committee.